The Northern Trust Company

50 South LaSalle Street

Chicago, IL 60603

(312) 630-6000

July 18, 2012

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington DC, 20549-4720

Attn: Ms. Laura Hatch

Re:	Ashmore Funds Quarterly Schedule of Investment Holdings on Form N-Q for the Period Ended January 31, 2012 (file nos. 811-22468 and 333-169226)

Ms. Hatch:

This letter is in response to the comment received from you on June 27, 2012 resulting from a routine review by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) of the above-referenced Form N-Q filing made with the Commission by Ashmore Funds (the “Fund”) on March 29, 2012. Following is a description of the comment received accompanied by the Fund’s response:

Comment: The instructions to Form N-Q, Item 1, require that a registrant’s Schedule of Investments comply with Regulation S-X, Rule 12-12 (the “Rule”). The Staff requests that the Fund review the information required by footnote 8 to the Rule, which requires a note setting forth the following amounts based on cost for Federal income tax purposes: (a) aggregate gross unrealized appreciation for all securities in which there is an excess of value over tax cost, (b) the aggregate gross unrealized depreciation for all securities in which there is an excess of tax cost over value, (c) the net unrealized appreciation or depreciation, and (d) the aggregate cost of securities for Federal income tax purposes and confirm that the Fund will include information responsive to the Rule’s requirements in future filings on Form N-Q.

Response: The Fund will ensure that such information is included in future filings on Form N-Q.

On behalf of the Fund, we acknowledge that: (i) the Commission is not foreclosed from taking any action with respect to this filing; (ii) the Commission’s staff’s review of this filing, under delegated authority, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in this filing; and (iii) the Fund will not assert the Commission’s staff’s review as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. As indicated in the Commission’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed, and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Fund.

We believe that this submission responds to your comments. Please feel free to call me at 312-557-3948 if you have any questions regarding the foregoing.

Sincerely, Ashmore Funds

/s/ Owen T. Meacham
Owen T. Meacham Assistant Secretary of the Fund

cc:	Paul Robinson, Ashmore Investment Management Limited
Steve Hicks, Ashmore Investment Management Limited
Chris Tsutsui, Ashmore Investment Management Limited
George Grunebaum, Ashmore Investment Management Limited
David C. Sullivan, Ropes & Gray LLP